 Exhibit 99.7

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010 and 2009

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors’ Report

To the Shareholders of
Timmins Gold Corp.

We have audited the consolidated balance sheets of Timmins Gold Corp. as at March 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chartered Accountants
July 29, 2010

TIMMINS GOLD CORP.
CONSOLIDATED BALANCE SHEETS
As at March 31
(in Canadian dollars)

	2010	2009

ASSETS
Current
Cash and cash equivalents	$2,694,825	$700,104
Accounts receivable (Note 3)	6,319,583	1,264,419
Inventory (Note 4)	6,420,154	-
Prepaid expenses	655,704	83,259
Due from related party (Note 7)	92,656	20,904
	16,182,922	2,068,686

Equipment (Note 5)	24,397,467	19,217,085
Resource properties (Note 6)	41,698,893	31,559,088

	$82,279,282	$52,844,859

Current
Accounts payable and accrued liabilities	$4,403,822	$2,321,863
Vendor loan (Note 5)	1,758,120	4,742,780
Current portion of long-term debt (Note 10)	8,045,163	-
	14,207,105	7,064,643

Future income tax (Note 11)	3,967,061	4,285,861
Long term debt (Note 10)	8,088,563	-
Other long term liabilities (Note 14d)	1,035,590	-
Asset retirement obligation (Note 9)	929,382	222,236
	28,227,701	11,572,740

Shareholders' equity
Share capital (Note 8)	52,271,066	33,915,729
Convertible preference shares (Note 8)	13,586,780	13,586,780
Warrants (Note 8)	2,876,305	430,400
Contributed surplus (Note 8)	3,773,765	3,179,625
Deficit	(18,456,335)	(9,840,415)

	54,051,581	41,272,119

	$82,279,282	$52,844,859

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 14)
Subsequent events (Note 16)

Approved by the Directors

/s/ “Bruce Bragagnolo” Director	/s/ “Eugene Hodgson” Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended March 31
(in Canadian dollars, except for per share amounts)

	2010	2009

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and audit	$195,915	$158,916
Accretion of asset retirement obligation	43,172	99,161
Amortization and depreciation	236,483	64,046
Corporate development and consulting	617,970	270,191
Directors’ fees	12,000	-
Financing expenses	2,266,816	-
Foreign exchange loss (gain)	(1,098,791)	(214,170)
Investor relations	564,020	678,369
Insurance	29,346	27,098
Legal	196,055	90,440
Office and miscellaneous	332,805	148,515
Rent	49,647	46,408
Salaries and wages	1,094,463	674,747
Stock-based compensation (Note 8)	971,260	1,050,336
Telephone	31,652	42,578
Transfer and listing fees	71,459	36,895
Travel	236,422	142,262
Write off of equipment (Note 5)	3,343	-
Write-off of non-producing mineral property and related deferred exploration expenditures (Note 6 b)	1,903,176	203,331
	(7,757,213)	(3,519,123)
OTHER ITEMS
Interest expense	(249,894)	(242,250)
Interest income	14,613	346,592
Loss on embedded derivatives	(623,426)	-

Net loss and comprehensive loss for the year	$(8,615,920)	$(3,414,781)

Loss per share – basic and diluted	$(0.08)	$(0.05)

Weighted average number of shares outstanding – basic and diluted	112,132,651	70,519,153

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31
(in Canadian dollars)

	2010	2009
CASH FLOWS TO OPERATING ACTIVITIES
Loss for the year	$(8,615,920)	$(3,414,781)
Items not affecting cash:
Accretion of reclamation and debt	43,172	99,161
Accretion of vendor loan	249,894	242,655
Amortization	236,483	64,046
Cost of financing charged on warrants	(84,564)	-
Loss on embedded derivative	623,426	-
Stock-based compensation	971,260	1,050,336
Unrealized foreign exchange gain	(1,357,893)	(13,242)
Write-off of equipment	3,343	-
Write-off of mineral property and related deferred exploration expenditures	1,903,176	203,331
	(6,027,623)	(1,768,494)
Changes in non-cash working capital items:
Accounts receivable	(4,865,618)	(70,372)
Inventory	(6,338,132)	(82,022)
Prepaid expenses	(572,445)	(19,786)
Accounts payable and accrued liabilities	2,081,959	217,755
Due from related parties	(71,752)	(4,151)

Cash flows used in operating activities	(15,793,611)	(1,727,070)

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES
Shares issued for cash	19,623,374	21,800,000
Share issue costs	(944,688)	(1,087,286)
Long-term debt	15,967,500	-
Vendor loan repayments	(2,343,212)	-

Cash flows provided by financing activities	32,302,974	20,712,714

CASH FLOWS USED BY INVESTING ACTIVITIES
Purchase of equipment	(5,448,787)	(13,413,736)
Expenditures on resource properties	(9,065,855)	(7,342,846)

Cash flows used in investing activities	(14,514,642)	(20,756,582)
Increase (decrease) in cash and cash equivalents during the year	1,994,721	(1,770,938)
Cash and cash equivalents, beginning of year	700,104	2,471,042
Cash and cash equivalents, end of year	$2,694,825	$700,104

Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in Canadian dollars)

			Number of
	Number		Convertible					Total
	of Common		Preference			Contributed		Shareholders’
	Shares	Amount	Shares	Amount	Warrants	Surplus	Deficit	Equity

Balance, March 31, 2008	61,555,454	$27,084,420	-	$-	$147,025	$2,118,039	$(6,425,634)	$22,923,850
Issued:
Pursuant to private placement (Note 8a)	4,000,000	5,000,000	11,000,000	14,300,000	-	-	-	19,300,000
Pursuant to private placement (Note 8c)	6,250,000	2,201,750	-	-	298,250	-	-	2,500,000
Stock cancellation (Note 8b)	(75,000)	(11,250)	-	-	-	11,250	-	-
Share issue costs (Notes 8a and c)	-	(359,191)	-	(713,220)	(14,875)	-	-	(1,087,286)
Stock-based compensation	-	-	-	-	-	1,050,336	-	1,050,336
Net loss	-	-	-	-	-	-	(3,414,781)	(3,414,781)

Balance, March 31, 2009	71,730,454	33,915,729	11,000,000	13,586,780	430,400	3,179,625	(9,840,415)	41,272,119
Issued:
Pursuant to private placement (Note 8d)	5,989,500	2,021,008	-	-	374,792	-	-	2,395,800
Pursuant to private placement (Note 8e)	25,873,060	8,359,450	-	-	1,989,774	-	-	10,349,224
Pursuant to exercised options (Note 8f)	775,000	833,370	-	-	-	(377,120)	-	456,250
Pursuant to exercised warrants (Note 8g)	10,703,500	7,764,026	-	-	(1,341,926)	-	-	6,422,100
Share issue costs (Notes 8d and e)	-	(769,542)	-	-	(175,146)	-	-	(944,688)
Warrants issued on financing (Note 10)	-	-	-	-	1,745,436	-	-	1,745,436
Reclassification of warrants exercised in prior years	-	147,025	-	-	(147,025)	-	-	-
Stock-based compensation	-	-	-	-		971,260	-	971,260
Net loss	-	-	-	-		-	(8,615,920)	(8,615,920)

Balance, March 31, 2010	115,071,514	$52,271,066	11,000,000	$13,586,780	$2,876,305	$3,773,765	$(18,456,335)	$54,051,581

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring and developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) ( collectively the “Subsidiary”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the TSX Venture Exchange (“Exchange”). The recovery of the Company's investment in its resource properties is dependent upon sale of mineral products produced from these properties, the possible sale of any of its resource properties and the ability to raise sufficient capital to continue to explore, develop and operate these properties at a profit.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing. As at March 31, 2010, the Company had working capital of $1,975,817. It is important for the San Francisco Mine to attain positive cash flows to assure continuation of the Company’s operations and exploration programs. There can be no assurance that this will occur and if the Company does not achieve this, the net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars.

Principles of consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter- company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates. Significant areas that involve estimates by management include valuation of stock based compensation, valuation of resource properties, valuation and accretion of asset retirement obligations, the amortization of plant and equipment, valuation of inventories, valuation of accrued liabilities, valuation of the embedded derivative related to the gold loan, commencement of commercial operations and valuation allowance of future income tax assets.

Cash and cash equivalents

Cash and cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash. As at March 31, 2010 and 2009, the majority of the Company’s cash and cash equivalents was in cash in deposit accounts.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided annually over the estimated useful life of the asset using the following methods:

Computer equipment	30% declining balance method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% - 20% declining balance method
Vehicles	25% declining balance method
Mine equipment and buildings	Units of production method
Machinery and equipment	Units of production method

The costs of mine equipment and buildings with an estimated life exceeding that of the mine will be amortized based on the units of production method when production commences. The costs will be amortized on units of production basis over proven and probable reserves and a portion of resources that management expects to become reserves in the future.

Inventories

The Company’s inventories consist primarily of gold in process, and materials and supplies. Inventories are valued at the lower of cost and net realizable value. In-process inventories consist of costs that are incurred in the process of converting mineralized ore into dore and include ore in leach pads and ore in the gold recovery plant. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. Materials and supplies inventory is valued at the lower of average cost and net realizable value.

Income taxes

Future income taxes are recorded using the asset and liability method. Using this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company provides a valuation allowance against those assets to the extent that it does not consider it more likely than not they will be recovered. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

Impairment of long-lived assets

An impairment loss is recognized for long-lived assets including resource properties, and equipment, when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Foreign currency translation

The Subsidiary’s financial statements were prepared in Mexican pesos, and have been translated into Canadian dollars using the temporal method. Any conversion differences have been reported as exchange gains or losses in the statement of operations. The temporal method involves translating assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, the parent company’s reporting currency. Under this method:

i)    Monetary items are translated at the exchange rate in effect at the balance sheet date;

ii)   Non-monetary items, principally the resource properties, are translated at historical exchange rates; and

iii)  Revenue and expenses are translated at the average rates of exchange during the period, other than depletion and amortization which are translated at historical rates.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended March 31, 2010 and 2009, diluted loss per share is the same as basic loss per share as the Company has a loss each year, and any potential dilutive shares would be anti-dilutive.

Resource properties

The Company capitalizes the cost of acquiring, maintaining, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and the costs of abandoned properties are written-off in the period in which that decision is made by management. Proceeds received on the sale of interests in mineral properties will be credited to the carrying value of the mineral properties, with any excess included in operations. Write-offs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing many of its other mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

On April 1, 2010 the Company concluded that the San Francisco Mine had achieved a rate of production sufficient for it to be classified as being in commercial production.

Revenue Recognition

Revenue will be earned primarily from the sale of refined metal or dore containing gold and silver. Revenue is recognized when the dore or refined metal is delivered to the purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal sold and title has transferred. During the commissioning period proceeds from the sale of gold and silver are applied as a reduction to the construction and commissioning costs.

Stock-based compensation

The Company accounts for options granted under its stock option plan using the fair value based method of accounting. Accordingly, the fair value of the options at the date of the grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Financial instruments and comprehensive income

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, the vendor loan, and the gold loan are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to- maturity instruments during the years ended March 31, 2010 and 2009. The gold loan is amortized using the effective interest method and it contains an embedded derivative within it which is carried at fair value and at each reporting period the Company will revalue the embedded derivative and any gains or losses will be charged to earnings.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Although the Company has not yet done so, it may enter into foreign exchange contracts to manage its exposure to fluctuations in the exchange rates of the Canadian and United States dollars and the Mexican peso. These contracts, if in existence, will be marked to market and recognized in the consolidated financial statements at their fair value.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

Asset retirement obligations

The Company recognizes contractual, statutory and legal obligations associated with the retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for asset retirement obligations is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost will be amortized as an expense over the economic life of the related asset, once production of that asset commences. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability could be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

Changes in accounting policies

a) Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company adopted this section effective April 1, 2009. There was no material change to the results of operations or financial position of the Company.

b) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

c) Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatment provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

d) Financial Instruments- Disclosure

In June 2009, the CICA amended Section 3862, Financial Instruments Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments are effective for annual financial statements for fiscal years ending after March 31, 2010, with early adoption permitted. The Company has applied these amendments to its 2010 annual consolidated financial statements. There was no material change to the results of operations or financial position of the Company.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Financial Instruments- Recognition and Measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

  change the categories into which a debt instrument is required or permitted to be classified;

  change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans, Section 3025; and

  require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

c) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

3.	ACCOUNTS RECEIVABLE

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

	2010	2009

Accounts receivable- Gold sales	$2,525,135	$-
Taxes receivable	3,458,079	1,213,000
Other	336,369	51,419

	$6,319,583	$1,264,419

Taxes receivable are IVA payments made by the Company , which in Mexico, are refundable

4.	INVENTORY

The major components of the Company’s inventory accounts at March 31, 2010 and 2009 are as follows.

	2010	2009

Gold in-process	$4,056,326	$-
Materials and supplies	2,363,828	-
	$6,420,154	-

5.	EQUIPMENT

		2010			2009
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$249,097	$105,932	$143,165	$166,738	$49,655	$117,083
Machinery and equipment	19,784,186	29,931	19,754,255	14,887,457	7,830	14,879,627
Leasehold improvements	8,259	5,781	2,478	8,259	4,130	4,129
Other	-	-	-	82,022	-	82,022
Mine equipment and buildings	3,794,602	-	3,794,602	3,764,088	-	3,764,088
Office furniture and equipment	325,595	49,894	275,701	166,177	28,660	137,517
Vehicles	598,743	171,477	427,266	322,320	89,701	232,619

	$24,760,482	$363,015	$24,397,467	$19,397,061	$179,976	$19,217,085

Under the San Francisco Property Acquisition Agreement, the Company was required to purchase certain mine equipment and buildings from the vendor for US $4,025,000 (or $4,237,200). Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. As a result, the full acquisition price of the US dollar denominated debt has been discounted at an annualized rate of 6.775% to reflect the implied interest rate, resulting in an interest charge of $249,894 (2009 - $242,655). The final payment on this obligation in the amount of US $1,730,774 (or Canadian $1,758,120) is expected to be paid by December 2010.

Mine equipment and buildings, and a portion of the machinery and equipment, were not amortized during the period as they have not been put into use as commissioning of the mine had not been completed. A total of $53,443 (2009: $52,711) of amortization expenses was allocated to development expenditures on the San Francisco Property. This amortization was related to machinery and equipment, and vehicles.During the year, the Company wrote off computer equipment with a cost of $20,401 and had a net book value of $3,343.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES

	2008	Additions	2009	Additions	2010
San Francisco Property (Note 6a)
Acquisition cost	$18,456,487	$(95,460)	$18,361,027	$3,030,569	$21,391,596
Claim staking	39,442	1,242	40,684	431	41,115
Mining taxes and assessments	327,841	26,532	354,373	70,281	424,654
Surface rights	135,534	-	135,534	-	135,534
Total acquisition and holding costs	18,959,304	(67,686)	18,891,618	3,101,281	21,992,899
Administration	2,836	-	2,836	-	2,836
Assays	228,579	102,059	330,638	9,310	339,948
Camp and field costs	54,422	35,147	89,569	32,864	122,433
Communication	13,531	-	13,531	-	13,531
Drilling	1,456,749	146,186	1,602,935	1,054,802	2,657,737
Engineering and feasibility	52,441	60,569	113,010	33,152	146,162
Development expenditures	991,993	2,702,823	3,694,816	5,821,768	9,516,584
Field work and geological consulting	886,608	748	887,356	87,516	974,872
Geophysics and metallurgy	77,638	1,848	79,486	19,040	98,526
Legal and filing fees	311,821	3,316	315,137	-	315,137
Miscellaneous exploration expenses	272,960	153,524	426,484	172,314	598,798
Pre-feasibility expenses	315,846	37,969	353,815	-	353,815
Property investigation	11,216	-	11,216	8,576	19,792
Reports, drafting and maps	15,541	5,282	20,823	3,260	24,083
Travel and accommodation	124,982	88,709	213,691	17,641	231,332
Salaries and consulting fees	672,486	843,941	1,516,427	622,769	2,139,196
Deferred exploration costs	5,489,649	4,182,121	9,671,770	7,883,012	17,554,782
Total acquisition and exploration costs	24,448,953	4,114,435	28,563,388	10,984,293	39,547,681

Tequila Property (Note 6b)
Acquisition cost	104,081	74,888	178,969	249,411	428,380
Assaying	21,214	90,068	111,282	-	111,282
Camp and field costs	14,874	14,662	29,536	890	30,426
Drafting and reporting	779	2,484	3,263	-	3,263
Drilling	89,378	459,208	548,586	-	548,586
Mining taxes	3,033	1,026	4,059	4,324	8,383
Miscellaneous exploration expenses	126,548	77,698	204,246	-	204,246
Pre-feasibility expenses	-	6,120	6,120	-	6,120
Salaries and consulting fees	181,288	196,022	377,310	64,543	441,853
Travel	10,954	6,796	17,750	-	17,750
Trenching and road work	64,875	38,012	102,887	-	102,887
Write-off of acquisition costs and accumulated exploration expenses	-	-	-	(1,903,176)	(1,903,176)
Total acquisition and exploration costs	617,024	966,984	1,584,008	(1,584,008)	-

El Capomo Property (Note 6c)
Assaying	5,031	9,261	14,292	-	14,292
Claim staking	18,512	-	18,512	-	18,512
Camp and accommodation	6,885	4,579	11,464	-	11,464
Drafting and reporting	455	65	520	-	520
Geophysics and metallurgy	-	-	-	2,169	2,169
Mining taxes	28,999	25,903	54,902	70,595	125,497
Miscellaneous exploration expenses	21,167	5,576	26,743	-	26,743
Salaries and consulting fees	104,038	81,673	185,711	26,222	211,933
Travel	1,400	-	1,400	213	1,613
Total acquisition and exploration costs	186,487	127,057	313,544	99,199	412,743

6.	RESOURCE PROPERTIES (continued)

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

	2008	Additions	2009	Additions	2010
Cocula Property (Note 6d)
Acquisition cost	99,712	46,603	146,315	197,384	343,699
Assay	1,132	153,057	154,189	-	154,189
Camp and accommodation	2,770	13,876	16,646	4,869	21,515
Drafting and reporting	482	478	960	183	1,143
Drilling	-	121,559	121,559	-	121,559
Field work and geological consulting	-	6,121	6,121	-	6,121
Geophysics and metallurgy	-	8,476	8,476	1,433	9,909
Mining taxes	26,117	4,616	30,733	4,269	35,098
Miscellaneous exploration expenses	12,609	29,551	42,160	3,730	45,794
Salaries and consulting fees	75,194	228,932	304,126	65,696	369,822
Travel	577	3,824	4,401	379	4,780
Trenching and road work	-	21,004	21,004	-	21,004
Total acquisition and exploration costs	218,593	638,097	856,690	277,943	1,134,633

El Picacho Property (Note 6e)
Acquisition cost	15,153	30,969	46,122	30,161	76,283
Assay	-	11,728	11,728	-	11,728
Camp and accommodation	-	139	139	36	175
Geophysics and metallurgy	-	-	-	160	160
Mining taxes	5,033	31,885	36,918	17,557	54,475
Miscellaneous exploration expenses	-	1,234	1,234	106	1,340
Salaries and consulting fees	-	20,267	20,267	10,202	30,469
Total acquisition and exploration costs	20,186	96,222	116,408	58,222	174,630

Other Properties (Note 6f)
Claim staking	1,294	8,439	9,733	-	9,733
Camp and accommodation	-	1,872	1,872	7,908	9,780
Drafting and reporting	-	-	-	496	496
Engineering and feasibility	-	-	-	5,624	5,624
Exploration expenses	3,813	(619)	3,194	18,833	22,027
Geophysics and metallurgy	-	-	-	28,495	28,495
Mining taxes	18,572	30,843	49,415	85,539	134,954
Salaries and consulting fees	7,865	51,315	59,180	153,083	212,263
Travel	-	1,656	1,656	4,178	5,834
Total acquisition and exploration costs	31,544	93,506	125,050	304,156	429,206

Total property expenditures	$25,522,787	$6,036,301	$31,559,088	$10,139,805	$41,698,893

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

b)	Tequila Property

On June 19, 2007, the Company entered into an option agreement to acquire a 100% interest in the Tequila property located in Jalisco, Mexico. The terms of the agreement, amended on December 11, 2008, required the Company to pay a total of US$2,000,000 over 42 months.

Prior to year end, the Company decided to terminate further work on the Tequila property and the agreement has been cancelled. All expenditures on this property were written off in the current year.

c)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

d)	Cocula Property

On July 18, 2007, the Company finalized the option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to pay a total of US$1,500,000 over four years, as follows:

US$50,000 on signing the option agreement (paid);
US$50,000 on or before January 18, 2008 (paid)
US$50,000 on or before July 18, 2008 (paid);
US$75,000 on or before June 15, 2009 (paid);
US$75,000 on or before September 15, 2009 (paid);
US$123,437 was paid in July 2010, and US $26,563 is due in September 2010; and
US$1,050,000 on or before July 18, 2011.

e)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to pay the vendor a total of US$1,500,000 over four years, as follows:

US$15,000 on signing the option agreement (paid);
US$15,000 on June 11, 2008 (paid);
US$15,000 on December 11, 2008 (paid);
US$15,000 on June 11, 2009 (paid);
US$15,000 on December 11, 2009 (paid);
US$15,000 on June 11, 2010 (paid);
US$15,000 on December 11; 2010, and
US$1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares encompassing the claims and now controls over 7,200 hectares in the Picacho area.

f)	Other Properties

The Company has received title to the Santa Maria del Oro claim in Jalisco, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

7.	RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, the Company entered into the following transactions with related parties:

a)

The Company incurred $190,685 (2009 - $30,657) of consulting fees, including geological consulting and $165,000 (2009-nil) of bonuses to directors and officers of the Company. As of March 31, 2010, $3,469 (2009 - $1,261) was advanced to these directors and officers.

b)

The Company incurred $87,707 (2009 - $103,937) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2010, $92,656 (2009 - $20,904) was due from this company.

c)

The Company advanced $2,991,497 (2009 - $631,129) to a nominee company incorporated in Mexico. As of March 31, 2010, $116,866 (2009 - $48) was advanced to this company. These funds were used to pay the salaries of the Company’s Mexican employees as they are employees of this nominee company.

	d)	The Company incurred $60,000 (2009-$94,000) for accounting services with a private company of which an officer and director of the Company is a vice-president.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized:	unlimited number of common shares without par value
unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

a)

During fiscal 2009, the Company closed a private placement financing with an investment fund totalling $19,300,000. The financing occurred in two stages. The first stage, closed on June 10, 2008, consisted of 4,000,000 common shares at a price of $1.25 per share for gross proceeds of $5,000,000. The second stage closed on July 14, 2008, and consisted of 11,000,000 special warrants at a price of $1.30 per special warrant for total proceeds of $14,300,000. Each special warrant was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 warrants. Each whole convertible share purchase warrant was exercisable into one convertible preference share at a price of $1.50 per share, on or before October 1, 2008.

On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 convertible preference shares and 3,500,000 warrants. On October 1, 2008, all the warrants expired. The convertible preference shares are convertible into one common share of the Company without payment of any additional consideration. A total $871,239 of share issue costs were incurred in connection with this private placement.

	b)	On January 13, 2009, the Company cancelled 75,000 escrow shares at a price of $0.15 per share. The stock value of $11,250 was transferred to contributed surplus.

c)

On March 16, 2009, the Company closed the first tranche of a non-brokered private placement, which consisted of 6,250,000 units at a price of $0.40 per unit for total gross proceeds of $2,500,000. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $0.60 until March 16, 2010. A fair value of $298,250 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 1.12%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company paid $200,000 of finder’s fees in connection to this private placement, and share issue costs of $16,047 were incurred.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d)

On April 21, 2009, the Company closed the second tranche of the private placement. This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering..

e)

On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering..

	f)	During fiscal 2010, 775,000 options were exercised at prices ranging from $0.55 to $0.70. A fair value of $377,120 was transferred from contributed surplus.

	g)	During fiscal 2010, 10,703,500 warrants were exercised at a price of $0.60. A fair value of $1,341,926 was transferred to share capital.

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding, March 31, 2008	5,962,500	$0.62
Granted	850,000	0.71
Forfeited	(550,000)	0.71
Outstanding, March 31, 2009	6,262,500	0.62
Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50
Outstanding, March 31, 2010	7,950,000	$0.77

Vested, March 31, 2010	5,850,000	$0.68

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Stock options outstanding at March 31, 2010 are as follows:

	Number
Number of Options	of Options	Exercise
Outstanding	Exercisable	Price	Expiry Date

200,000	200,000	$1.20	April 7, 2010*
325,000	325,000	$0.55	December 31, 2010**
1,200,000	1,200,000	$0.35	July 25, 2011
1,850,000	1,850,000	$0.70	May 11, 2012**
125,000	125,000	$0.50	July 18, 2012
1,450,000	1,450,000	$0.75	November 27, 2012**
2,500,000	625,000	$1.00	November 13, 2014**
300,000	75,000	$1.00	November 27, 2014
7,950,000	5,850,000

*These options expired subsequent to the year end.
** These options were partially exercised subsequent to the year end (See Note 16b).

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding, March 31, 2008	-	$-
Issued (Note 8c)	3,125,000	0.60
Outstanding, March 31, 2009	3,125,000	0.60
Issued (Notes 8d, e and 10)	18,931,280	0.63
Exercised (Note 8g)	(10,703,500)	0.60

Outstanding, March 31,2010	11,352,780	$0.65

Warrants outstanding at March 31, 2010 are as follows:

Number	Exercise
of Warrants	Price	Expiry Date

2,212,250	$0.60	April 21, 2010*
6,140,530	$0.60	June 17, 2010**
3,000,000	$0.80	January 26, 2012
11,352,780

*Subsequent to year end, 2,212,150 warrants were exercised and 100 warrants expired (See Note 16a)
**Subsequent to year end, these warrants were exercised (See Note 16a)

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Stock-based compensation

The total fair value of stock options recognized as an expense during the fiscal 2010 was $971,260 (2009 - $1,050,336). For options granted during the year, the average grant date fair value was $0.74 per option.

The following assumptions were used for the Black-Scholes valuation of stock options and agents’ compensation options granted:

	2010	2009
Risk-free interest rate	1 – 2.75%	1.07-2.73%
Expected life of options	1 – 4.75 years	2 - 5 years
Annualized volatility	89 – 119%	82 – 108%
Dividend rate	0.00%	0.00%

Escrow and pooling

10,000,000 shares are subject to a pooling agreement dated April 21, 2007. At March 31, 2010, 8,500,000 shares were released leaving a balance of 1,500,000 shares held in escrow. The balance of 1,500,000 was released on May 10, 2010.

9.	ASSET RETIREMENT OBLIGATIONS

	2010	2009
Balance, beginning of the year	$222,236	$1,279,000
Accretion	13,465	99,161
Effect of foreign exchange	(43,402)	296,250
Change in estimate	737,083	(1,452,175)

Balance, end of the year	$929,382	$222,236

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 (2009- US$205,494), which has been discounted using a credit-adjusted interest rate of 6.674%. All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

10.	LONG TERM DEBT

On January 22, 2010, the Company issued US$15 million in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of 3 million share purchase warrants exercisable for 24 months at a price of $0.80. These warrants were valued at $1,745,436. The warrants were valued using the Black-Scholes model with the following assumptions: (i) volatility-67%, (ii) interest rate-1.21%, (iii) term-730 days and (iv) dividends-nil.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

10.	LONG TERM DEBT (Continued)

The Gold Loan is to be repaid in 12 equal monthly installments commencing August 2010. At the time of payment, each payment shall be equivalent in value to 1,667 ounces of gold (a total of 20,004 ounces). The Company has guaranteed the gold loan holders a minimum rate of return of 15% per annum and the Gold Loan is secured by among other things a first charge on the assets of MdN.

The total loan payable at the initial transaction date was $14,137,500. As of March 31, 2010, the Company accrued and capitalized to mineral property $1,372,800 of interest expense which amount was recorded as current portion of long term debt. In addition, in accordance with CICA section 3855 the Company fair valued an embedded derivative associated with this liability and a charge to earnings of $623,426 was recorded as long term debt. The table below summarizes the gold loan accounts:

Loan proceeds, net of transaction costs	$15,882,937
Less: value attributable to warrants	(1,745,437)
Loan carrying value	14,137,500

Current portion of carrying value	6,672,363
Capitalized interest expense	1,372,800
Current liability	8,045,163

Long term portion	7,465,137
Unrealised loss on derivative	623,426
Long term liability	8,088,563

11.	INCOME TAXES

a)	Recent Changes

In late 2009, the Mexican government enacted tax reform that included a 2% increase in corporate taxes that increased the rate from 28% to 30%. Also, included in this tax reform was the introduction of a minimum flat tax levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

b)	Rate Reconciliation

The Canadian statutory federal income tax rate for the year ended March 31, 2010 was 28.5% (2009 – 30.1%). A reconciliation of the income tax recovery at statutory rates compared to reported income tax provision is as follows:

	2010		2009

Loss for the year	$(8,615,920)	$	(3,414,781)

Expected income tax recovery	$(2,455,537)		$(1,058,582)
Effect of different tax rates in foreign jurisdiction	(35,146)		40,602
Non-deductible expenses	516,767		333,089
Valuation allowance	1,973,916		684,891

Total income tax provision	$-		$-

The significant components of the Company's future income tax assets and liabilities at March 31, 2010 and 2009 are as follows:

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

11.	INCOME TAXES (continued)

		2010	2009
	Future income tax assets:
	Non-capital loss carry forwards	$8,378,872	$3,267,260
	Share issuance costs	285,529	461,545

	Future income tax assets	8,664,401	3,728,806
	Valuation allowance	(4,095,560)	(2,213,578)
	Net future income tax assets	4,568,841	1,515,228

	Future income tax liabilities
	Mineral property book value in excess of tax value	(8,535,902)	(5,801,088)

	Net future income tax liability at March 31, 2010	(3,967,061)	(4,285,861)

The Company has available non-capital losses in Canada and Mexico, for deduction against future taxable income, of approximately $11.2 million (2009 - $4.8 million) and $17.4 million (2009 – $6.4 million), respectively. These losses, if not utilized, will expire through to 2019. Future tax benefits which may arise as a result of these non-capital losses have been offset by a valuation allowance.

The Company has the following non-capital losses for income tax purposes which may be used to reduce future taxable income in Canada and Mexico:

Expiry	Canada ($)	Mexico ($)
2013	119,183	-
2014	748,500	-
2015	2,151,870	10,046
2016	1,880,637	100,759
2017	6,339,869	480,031
2018	-	5,781,966
2019	-	10,991,465

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	2010	2009

Accrual of obligations for equipment (including IVA and foreign exchange)	$(640,500)	$1,016,532
Re-estimation and accretion of asset retirement obligation (with foreign exchange adjustment)	707,146	(1,056,764)
Recognition and accretion of long term debt (including IVA)	1,067,996	-
Capitalization of interest expense during commissioning	1,372,800	-
Amortization expenses allocated to development expenditures	53,443	52,711
Fair value of warrants issued for financings but not exercised	2,364,566	295,250
Shares cancelled	-	11,250

During the year ended March 31, 2010, the Company made no payments relating to income tax or interest expense.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMNT

a)	Categories of Financial Assets and Liabilities

In accordance with Canadian generally accepted accounting principles, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable and accrued liabilities, the vendor loan, the gold loan and other long term debt are classified as other financial liabilities. Accretion on the vendor loan has been determined using a market related interest rate and the amortized cost of the gold loan is calculated using the effective interest rate method and as such their carrying values approximate fair value.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

At March 31, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2
Cash and cash equivalents	$2,694,825	$-
Embedded derivative		623,426

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At March 31, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above.

b)	Derivative Financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. As at March 31, 2010, the Company had not entered into any such derivative contracts.

c)	Risk Management

The Company’s operations consist of the acquisition, exploration and development mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

13.	FINANCIAL INSTRUMENTS (continued)

(i) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of IVA from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At March 31, 2010, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believe them to be of sound credit worthiness and to date, all receivable have been settled in accordance with agreed upon terms and conditions

(ii) Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities and in particular gold and silver and also to many consumables that are used in the production of gold and silver dore. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

The Company has entered into a gold loan arrangement to partially finance the resumption of mining activities at the San Francisco Mine. As repayment of this obligation is referenced to the spot price of gold, any increase in the price of gold will increase the cost of borrowing related to this financing. For example, at March 31, 2010 for each (US) $100 per ounce increase in the price of gold, the cost of repaying this obligation will increase by (US) $2,000,400 over its 18 month term to maturity.

(iii) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements and its exploration and production plans. Because the Company remains in its formative stages, no assurance may be given that external financing will be available should the Company’s Board of Director determine that such financing will be necessary. The Company's overall liquidity risk has increased since the San Francisco mine was placed into commercial production.

(iv) Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net loss and other comprehensive loss are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, the gold loan and future income tax liabilities, denominated in Mexican pesos and United States dollars. The San Francisco Mine has operating costs that may be denominated in or referenced to either the Mexican peso or the United States dollar. In addition, several of the Company’s agreements to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not currently use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Appreciation in the Mexican peso and the United States dollar against the Canadian dollar will increase the cost of operations in Mexico. A decrease in the United States dollar against the Canadian dollar will result in a loss to the extent that funds are held in United States dollars. The Company partially offsets its exposure to foreign exchange risk, principally with respect to the Mexican peso, by maintaining currency balances in Mexican pesos to offset operating costs, amounts payable and tax liabilities that are denominated in pesos. Some balance sheet and income statement exposure remains as it is not possible to fully forecast the peso currency requirements and peso receipts in future periods. The Company is also exposed to inflation risk in Mexico.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

13.	FINANCIAL INSTRUMENTS (continued)

The sensitivity of the Company’s net loss and other comprehensive loss for the year ended March 31, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as an increase in the net loss and comprehensive loss for each 10% appreciation in the peso against the Canadian dollar:

Net loss and other comprehensive loss	$338,381

A 10% depreciation of the Canadian dollar against the Mexican peso would have a similar increase in net loss.

A 10% appreciation in the US dollar in relation to the Canadian dollar would have increased the Company’s net loss and comprehensive loss for the year ended March 31, 2010 by:

Net loss and other comprehensive loss	$293,341

A 10% depreciation of the US dollar against the Canadian dollar would have a similar decrease in net loss.

(v) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has limited short term investments. In addition, the Company has and may incur additional interest bearing debt obligations. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks. In addition, in January, 2010, the Company entered into a gold loan and increases in the price of gold will increase the effective borrowing cost of this obligation (see Commodity price risk). The Company has chosen not to hedge its exposure to changes in the price of gold with respect to the gold loan.

(vi) Fair value disclosures

The carrying values of cash and cash equivalents, amounts receivable, prepaid expenses, and accounts payable approximate their fair value based on their short term nature.

The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the gold loan approximates fair value as it has been amortized using the effective interest method and its embedded derivative is fair valued at each reporting period.

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

14.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011	$81,105
2012	$13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

(b)	Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defenses against any claims.

(c)	On March 1, 2009, the Company entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months and it is in the process of being renewed.

(d)	The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). This price may increase subject to the price of diesel, drilling and blasting costs, as well as hauling distance, and is subject to an annual review.

Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at US$848,089, with accretion and IVA totaled $1,035,590 as of March 31, 2010,

15.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of resource properties located in two geographical segments, Canada and Mexico. Geographic information is as follows:

	Total		Resource		Other
	Assets	Equipment	Properties	Inventory	Assets
March 31, 2010
Canada	$1,039,142	$28,472	$-	$-	$1,010,670
Mexico	81,240,140	24,368,995	41,698,893	6,420,154	8,752,098

	$82,279,282	$24,397,467	$41,698,893	$6,420,154	$9,762,768
March 31, 2009
Canada	$346,314	$35,374	$-	$-	$310,940
Mexico	52,498,545	19,181,711	31,559,088	-	1,757,746

	$52,844,859	$19,217,085	$31,559,088	$-	$2,068,686

TIMMINS GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(in Canadian dollars, except for number of options and per share amounts)

16.	SUBSEQUENT EVENTS

a)	Subsequent to year end, a total of 8,352,680 warrants at a price of $0.60 were exercised for total proceeds of $5,011,608 and 100 warrants at a price of $0.60 expired unexercised.

b)	Subsequent to year end, a total of 200,000 options were exercised at an exercise price ranging from $0.55 to $1.00 for total proceeds of $146,250 and 200,000 at a price of $1.20 expired unexercised.

c)	On May 10, 2010, the remaining 1,500,000 shares held in escrow, subject to the April 21, 2007 pooling agreement were released from escrow.

d)	In July, 2010 payments totalling $123,437 were made for the Cocula property, with $26,563 due in September.